Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

July 5, 2011

VIA FEDERAL EXPRESS AND EDGAR

Michael Clampitt, Esq.
Senior Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hyde Park Acquisition Corp. II
Amendment No. 1 to Registration Statement on Form S-1
Filed June 10, 2011
File No. 333-174030

Dear Mr. Clampitt:

On behalf of Hyde Park Acquisition Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated June 23, 2011, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement filed on June 10, 2011.  We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Erin Purnell.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Summary

General, page 1

1.
We note your revised disclosure in response to comment 7 of our letter dated June 2, 2011. We reissue our comment to provide Return on Investment since the SPAC formation for Rand Logistics and Essex Rental on an annual basis. In addition, disclose what the initial $10.00 investment is worth as of the most recent practicable date. If dividends have been paid, also disclose.

Securities and Exchange Commission

July 5, 2011

We have revised the disclosure on pages 2, 57 and 58 of the Registration Statement as requested.

Stockholder approval procedures if meeting held, page 15

2.
Revise your disclosure in Risk Factors to more fully describe when potential investors may be considered to be acting in concert or as a “group.”  Additionally, clearly state who will be making this determination and whether potential investors will be given an opportunity to disprove any such determination. In addition, we note your response to comment 12 of our letter dated June 2, 2011. We are still reviewing your analysis and may have additional comments.

We have revised the disclosure on pages 14, 15, 16 and 33 of the Registration Statement as requested.  We understand the Staff is still reviewing our analysis with respect to prior comment 12.

Risk Factors

If we purchase shares using trust fund proceeds..., page 35

3.
Revise this risk factor to state that you will not be making purchases under Rule 10b-18. In addition, provide more detail regarding what will happen if you are subject to liability as a result of your purchases. In addition, describe the risk to holders of not knowing when these purchases will be made and if made, when they will terminate.

With respect to the first two parts of the Staff’s comment, we have revised the disclosure on page 34 of the Registration Statement in the above-referenced risk factor as requested.  With respect to the third part of the Staff’s comment, we have revised the disclosure on page 34 of the Registration Statement to provide a new risk factor titled “Although we may purchase shares using trust fund proceeds, such purchases will not be made pursuant to a set 10b5-1 purchase plan and accordingly, we are not required to provide stockholders with any formal advance notice as to when we will make purchases, or if making purchases, when such purchases will cease” to address the Staff’s comment.

Our outstanding warrants may have an adverse effect on the market price..., page 38

4.
Revise this section to more fully describe how many convertible warrants may be issued in payment of working capital loans. In addition, describe the compensation expense that will be incurred as a result of issuing warrants at $.75 when the stock price will be considerably higher.

Securities and Exchange Commission

July 5, 2011

With respect to the first part of the Staff’s comment, we have revised the disclosure on page 37 of the Registration Statement as requested.

With respect to the second part of the Staff's comment, we note that although the purchase price of the warrants will be $0.75 per warrant, the holder would then have to exercise such warrants for $11.50 per share to obtain the stock underlying such warrants.  Therefore, the stock price may not be considerably higher than the exercise price the holder will have to pay to receive a share of the Company’s stock upon exercise of the warrant.  We believe the $0.75 purchase price of the warrants will approximate the fair value of such warrants when issued.  However, if it is determined, at the time of issuance, that the fair value of such warrants exceeds the $.75 purchase price, the Company would record compensation expense for the excess of the fair value of the warrants on the day of issuance over the $.75 purchase price in accordance with ASC 718 - Compensation - Stock Compensation.  We have revised the disclosure on page 55 of the Registration Statement to clarify the foregoing.

Management, page 80

5.
We note your response to comment 23 of our letter dated June 2, 2011. Please add a table to this section which summarizes the entities to which your officers and directors currently have fiduciary duties or contractual obligations by listing the individual, the entity, the entity's business and the individual's affiliation.

We have revised the disclosure on page 80 of the Registration Statement as requested.

Exhibit 5.1

6.	Please revise your legal opinion to state that the shares of common stock will be duly authorized.

We have revised the legal opinion as requested and filed it with Amendment No. 2.

Securities and Exchange Commission

July 5, 2011

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours, /s/ Jeffrey M. Gallant Jeffrey M. Gallant

cc:           Mr. Laurence Levy